UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-37381

Xylo Technologies Ltd.

(Exact name of registrant as specified in its charter)

10 HaNechoshet St.
Tel Aviv 6971072, Israel
+972 (3) 689-9124
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing forty (40) Ordinary Shares

Ordinary shares, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

*	On June 22, 2025, the District Court of Tel Aviv (Economic Division) approved an arrangement (the “Arrangement”) pursuant to Section 350 of the Israeli Companies Law, 5759-1999, between the Xylo Technologies Ltd. (the “Company”) and its shareholders. The Arrangement, which was previously approved by the Company’s shareholders, provides for the acquisition by L.I.A. Pure Capital Ltd. (the “Applicant”) of all issued and outstanding share capital of the Company not already owned by the Applicant. Pursuant to the Arrangement, on August 22, 2025, the Applicant completed the purchase of all of the issued and outstanding share capital of the Company, with the Company becoming a wholly owned subsidiary of the Applicant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Xylo Technologies Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 22, 2025	By:	/s/ Tali Dinar
		Name:	Tali Dinar
		Title:	Chief Financial Officer